Exhibit 3

NEW CARLYLE CREDIT SOLUTIONS

FORM OF DIVIDEND REINVESTMENT PLAN

This Dividend Reinvestment Plan (the “Plan”) provides holders of common shares of beneficial interest, par value $0.001 per share (the “Shares”), of New Carlyle Credit Solutions (the “Company”) enrolled in the Plan (the “Participants”) with a convenient method of purchasing additional Shares by automatically reinvesting all or a portion of cash dividends on Shares. Each holder of Shares (a “Shareholder”) is advised as follows:

1.

Enrollment of Participants. Effective with subscription agreements for Shares accepted on and after [●], 2026, an investor that becomes a Shareholder after such date automatically participates in the Plan with respect to all Shares purchased pursuant to such subscription agreement, unless the Shareholder affirmatively elects not to participate by notifying the Plan Administrator (as defined below) in writing. A Shareholder whose Shares are registered in the name of a nominee (such as an intermediary firm through which the Shareholder acquired Shares (an “Intermediary”)) must contact the nominee regarding the Shareholder’s status under the Plan. A Shareholder that receives Shares in the reorganization contemplated by the Agreement and Plan of Reorganization, dated as of September 8, 2026, by and among the Company, Carlyle Credit Solutions, Inc. and, for the limited purposes set forth therein, Carlyle Global Credit Investment Management L.L.C. (the “Reorganization”) and that had not opted out of the dividend reinvestment plan of Carlyle Credit Solutions, Inc. immediately prior to the closing of the Reorganization will automatically be a Participant in the Plan with respect to such Shares.

2.

The Plan Administrator. State Street Bank and Trust Company (the “Plan Administrator”) acts as Plan administrator for each Participant. The Plan Administrator or its delegee will open an account for each Participant under the Plan in the same name as the one in which the Participant’s outstanding Shares are registered, without regard to the date on which such Shares were purchased. As a result, if an investor purchases Shares of the Company on or after the closing date of the Reorganization, they will be enrolled in the Plan with respect to all Shares.

3.

Distributions. All income dividends and/or capital gains distributions (collectively, “Distributions”) declared by the Company’s board of trustees (the “Board”) to be payable to the Participants in cash shall be reinvested by the Company on behalf of the Participants in Shares as set forth below. Shares will be purchased under the Plan as of the first calendar day of the month (the “Purchase Date”) following the record date of the Distribution. A Participant will receive an amount of newly issued Shares equal to the amount of the Distribution payable in cash on that Participant’s Shares divided by the net asset value as of the Purchase Date for such Distribution (the “Reference NAV”).

Distributions shall be payable on such date or dates as may be fixed from time to time by the Board to Shareholders of record at the close of business on the record date established by the Board for the Distribution involved.

The automatic reinvestment of dividends and other distributions does not relieve Participants of any taxes which may be payable on dividends and other distributions. For information as to tax consequences of participation in the Plan, Participants should consult with their own tax advisors.

4.

Withdrawing from the Plan. A Participant may terminate its participation in the Plan at any time by sending a written notice to State Street Bank and Trust Company, Channel Center, 1 Iron Street, Boston, MA, 02210, who, upon receipt of such notice, will cause the Participant to receive both income dividends and capital gain distributions, if any, in cash. A Participant holding Shares through an Intermediary may elect to receive cash by notifying the Intermediary (who should be directed to inform the Plan Administrator). A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within 10 days prior to a Distribution, the request will be effective only with respect to Distributions after the 10 day period.

5.

Recordkeeping. The Plan Administrator will reflect each Participant’s Shares acquired pursuant to the Plan in non-certificated form. Each Participant will be sent a confirmation by the Plan Administrator of each acquisition made for its account as soon as practicable, but not later than 60 days after the date thereof. Distributions on fractional Shares will be credited to each Participant’s account to three decimal places. In the event of termination of a Participant’s account under the Plan, the Plan Administrator will adjust for any such undivided fractional interest in cash at the Reference NAV at the time of termination. Any Share Distributions or split Shares distributed by the Company on Shares held by the Plan Administrator for Participants will be credited to their accounts.

6.	Fees. The Plan Administrator’s service fee for handling Distributions will be paid by the Company.

7.	Termination of the Plan. The Plan may be terminated by the Company at any time upon written notice to the Participants.

8.

Amendment of the Plan. These terms and conditions may be amended by the Company at any time or times but, except when necessary or appropriate to comply with applicable law or any applicable rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by sending written notice to the Participants at least 30 days prior to the effective date thereof. The amendment shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Plan Administrator receives written notice of the termination of the Participant’s account under the Plan.

9.

Standard of Care. The Plan Administrator shall at all times act in good faith and agree to use its best efforts within reasonable limits to insure the accuracy of all services performed under the Plan and to comply with applicable law, but the Plan Administrator assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the negligence, bad faith or willful misconduct of the Plan Administrator or its employees.

10.	Applicable Law. These terms and conditions shall be governed by the laws of the State of New York.

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